Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Bank of Montreal as Initial Depositor of
 Vaulted Gold Bullion Trust:

We consent to the use of our report dated January 26, 2018, with respect to the statements of assets and liabilities of Vaulted Gold Bullion Trust as of October 31, 2017 and 2016, the schedules of investments as of October 31, 2017 and 2016, and the related statements of operations and changes in net assets for the year ended October 31, 2017 and the period from August 5, 2016 (commencement of operations) through October 31, 2016, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the Registration Statement on Form S-1.

/s/ KPMG LLP
New York, New York
 July 11, 2018